UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934









                 DIAGNOSTIC INTERNATIONAL, INC.
     (Exact name of registrant as specified in its charter)







Nevada                                            75-2138554
(State of organization) (I.R.S. Employer Identification No.)

23025 N. 15th Ave., Suite 203, Phoenix, AZ 85027
(Address of principal executive offices)

Registrant's telephone number, including area code (623) 434-9730

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
          Common Stock, par value $0.001 per share
          Preferred Stock, par value $0.001 per share


ITEM 1.   DESCRIPTION OF BUSINESS

                             Background

Diagnostic International, Inc. was originally incorporated in Delaware on August 20, 1990 as Aerobic Life Industries, Inc. It became a public company on September 7, 1990 by merging into West America Energy, Inc. On October 1, 1994, Aerobic Life Industries, Inc. re-domiciled in Nevada. On November 17, 1995, the Company changed its name to Diagnostic International, Inc. Its principal place of business is located at 23025 N. 15th Ave., Suite 203, Phoenix, AZ 85027.

The Company underwent a reorganization by filing the Debtor's Plan of Reorganization on October 15, 1997 in the United States Bankruptcy Court for the District of Arizona.

                         Business of Issuer

                              Products

The Company currently operates under a D/B/A as Aerobic Life Industries, Inc. We sell Dietary Supplements under the rules and guidelines set forth in the 1994 Dietary Supplement and Education Act (DSHEA). Our strategy is to increase our revenues by capitalizing on key customer relationships through new product introductions and developing new customer relationships in its core business.

Oxygen Products

There are a number of benefits to be achieved by taking an oxygen supplement. Oxygen can help prevent illness and disease, help fight off existing infection and disease, and help maintain proper cellular function.

  Aerobic O7:

  We have formulated a product that gives the user the benefits of oxygen in a safe, easy to use solution. Aerobic O7 was originally formulated in 1971. Diagnostic under its d/b/a Aerobic Life Industries has incorporates the properties of nascent oxygen (or stabilized oxygen) in Aerobic O7. Nascent oxygen is newly born singlet stabilized oxygen. Stabilized oxygen is a non-technical term referring to a solution containing oxygen atoms, which are stabilized with buffers so that the product can be bottled without the oxygen being released before it is needed. The result is a stable environment of oxygen, which can be taken as a dietary supplement.

  Aerobic O7 is a dietary supplement of stabilized oxygen with buffers and electrolytes. When it comes in contact with an acidic environment, such as stomach acids, it releases nascent oxygen
  (single atoms of oxygen).

  Aerobic KO7:

  Aerobic KO7 was formulated as an alternative to the original
  Aerobic O7, for those who want a potassium, rather than sodium based product. Aerobic KO7 works in the same way as Aerobic O7.

  Aerobic MAG O7:

  The Aerobic Mag O7 is another alternative to our other forms of oxygen supplementation. It is a combination of powdered magnesium oxide compounds which have been ozonated and stabilized to release mono-atomic or nascent oxygen over 12 hours or more. The timed release ensures that Mag O7 will provide an adequate amount of oxygen, slowly, for better utilization. Mag O7, when in an acidic environment, begins to slowly release nascent or mono-atomic oxygen. The release of oxygen continues throughout the digestive system. The magnesium acts as a vehicle to transport the oxygen throughout the body.

  The trademark for Mag O7 was applied for in 1999 and awarded to Aerobic in the past year.

Herbal Products

  China Gold:

  China Gold was developed and professionally researched from the texts of Chinese palace physicians. These herbs were used to give strength, energy, vitality, life extension and vibrant health. China Gold offers the benefits of 36 botanical herbs, flowers, mushrooms, fruit, roots and bark.

Aloe Vera Products

There are over 150 varieties of Aloe Vera in existence today, but only three species are used for medicinal purpose: Aloe barbadensis, Aloe socatrine, and Aloe ferrox. The barbadensis species is the plant from which most commercial juices, ointments and cosmetics are made. Aloe Vera has been recognized as a source of nutrition for many years. Aloe Vera used on cuts and burns aids in retarding the bleeding and creates a barrier against bacteria.

Taken internally, Aloe aids in cellular repair and in digestion.
Cells and tissues require constant nourishment and Aloe Vera aids in the assimilation of foods, vitamins, minerals and other vital nutrients.

  Desert Delight Aloe Vera Juice:

     The Aloe is hand filleted and cold processed with enough hydrogen peroxide to kill any bacteria which would cause spoilage.

  The Desert Delight Aloe Capsules:

  These capsules are made from the Aloe Vera, which is 100%
  Certified Organic. It can be used alone as an aid in digestion, as a healing agent for digestive problems or for the healing of skin abrasions and irritations.

  Desert Delight Special Drink with Aloe Vera and Seaweed Alginate:

  Desert Delight Special Drink contains all the detoxifying and nutritional qualities of the Aloe Vera Juice, plus Seaweed
  Alginate added for its additional healing properties and as an aid to stop internal bleeding where ulcerative conditions may exist in the digestive tract.

  Dermaide Aloe Cream:

  Dermaide Aloe Cream can aid in the repairing the damage caused by the environment and ultraviolet rays. Razor burns and skin abrasions can also benefit from the use of the cream. Minor cuts, insect bites and diaper rash are more readily soothed and healed with the use of Dermaide Aloe Cream.

Colon Products

  10-Day Colon Cleanse Kit:

  The 10 Day Colon Cleanse is a natural formulation effective in the removal of hardened fecal matter accumulated in the folds and crevices along the colon wall. There are a number of contributing factors in the buildup of waste and hardened mucus in the lower digestive tract: poor diet, incomplete food digestion, illness and intestinal flora imbalance, to name a few. The kit requires no colonics or fasting. It is designed to work with your meals.

  Aloe-N-Herb Brew:

  This specially formulated herbal product can be used alone or in conjunction with the 10-Day Kit. Its herbal components make it especially useful for softening the unwanted fecal matter, hardened mucus and bacteria that has accumulated in the colon and intestinal walls.

  45-Day Cleansing Kit for the Colon, Blood, and Lymph:

  The ABC Max Bulk Cleanse and the ABC Max Herbal Cleanse were initially designed to be used together as the 45-Day Colon Cleanse Kit, but they can be used independent of one another. These products help clean not only the colon and intestines, but also the blood and lymph systems.

     ABC Max Bulk Cleanse:

     The ABC Max Bulk Cleanse works to break up hardened fecal matter and rid the body of harmful bacteria that has built up in the digestive tract. It also contains a number of herbs which aid the body in cleaning the blood and the lymph system by flushing out the toxins.

     ABC Max Herbal Cleanse:

     After the Max Bulk Cleanse has scrubbed and loosened the harmful matter, the Herbal Cleanse aids the body in getting rid of the toxins. It helps the body flush the toxins and bacteria out of its system.

  Colon Formula:

  Aerobic Life's Colon Formula is a unique herbal formulation specially designed to naturally eliminate fecal matter and bacteria from the colon and intestines. It helps to soften the unwanted matter in the colon and intestines, making it easier to rid the body of it.

Supplements

  Grape Seed Extract:

  Grape Seed Extract is an anti-oxidant which helps to regulate the body's oxidative process and protect cells and tissues against free-radical damage, such as premature aging, arthritis, circulatory disorders, diabetes, cirrhosis, heart disease and cancer. Grape seed extract contains proanthocyanadins (OPC) which are powerful antioxidants. Our Grape Seed Extract was obtained from Prof. Jack Masquelier, an expert on grape seed extract, U.S. patent No. 4,698,360.

  Colostrum:

  Colostrum is a powerful immune system builder. A mother cow will produce Colostrum just before giving birth. Upon the first ten days of its life, the calf is given the Colostrum in which it obtains all its immune system protection.

  MSM (Methyl-Sulfonyl-Methane):

  MSM is a dietary sulfur needed for good health. Sulfur is essential to our bodies for a number of reasons. It provides important chemical bonds that holds proteins together, provides the links that are needed to form collagen, and provides the materials needed for lustrous hair, hard nails, and blemish-free skin. It also acts as an activator of thiamin, vitamin C, biotin and pantothenic acid. It is used by the liver to manufacture bile and it is essential in maintaining the body's pH balance.

  Natural Progesterone Cream:

  Natural progesterone has been proven to safely alleviate the discomfort of PMS and menopause, prevent and reverse osteoporosis, and provide cancer protective benefits.

Educational Materials

We also offer a variety of educational materials, such as books, videos and cassettes.

We currently offer all our products and additional information through our web site at www.aerobiclife.com.

                            Distribution

Diagnostic operates a sales office in Phoenix, Arizona through which we sell to 3200 active health food stores domestically and continue to add new stores from its 1800 other prospects. Diagnostic operates as a wholesale distributor of its own line of products and a few other select products. The sales are taken telephonically and distributed by UPS, Fed Ex, Air Borne Express, and US Mail. There are approximately 2000 retail consumers who buy direct from us and are shipped product by the same means.

                             Competition

Our products are sold in competition with other private label manufacturing and marketing companies. The vitamin and nutritional supplement industry is highly competitive, and competition continues to increase. The nutritional supplements category includes vitamins and minerals, herbs and botanicals, and homeopathic supplements. Competition for the sale of vitamins and supplements comes from many sources, including companies which sell vitamins to supermarkets, large chain discount retailers, drug store chains and independent drug stores, health food stores, pharmaceutical companies and others who sell to wholesalers, as well as mail order vendors, eCommerce and network marketing companies. The Company does not believe it is possible to accurately estimate the number or size of its many competitors since the vitamin industry is largely privately held and highly fragmented.

Diagnostic believes competition among manufacturers of vitamin and supplement products is based, among other things, on price, timely delivery, product quality, safety, availability, product innovation, marketing assistance and customer service. The competitive position of the Company will likely depend upon continued acceptance of its products, its ability to attract and retain qualified personnel, future governmental regulations affecting vitamins and nutritional supplements, and publication of vitamin product safety and efficacy studies by the government and authoritative health and medical authorities.

Our operations are subject to the risks normally associated with manufacturing vitamins and nutritional products, including shortage of certain raw materials and damage to property or injury to persons.

              Sources and Availability of Raw Materials

Raw materials used in the Company's products consist of nutrient powders, excipients, empty gelatin capsules, and necessary components for packaging and distribution of finished vitamin and nutritional supplement products. The nutrient powders and the empty gelatin capsules are purchased from manufacturers in the United States, and foreign countries. Our major suppliers include Starwest Botanicals, Loyalty Chemical, Vopak and Tricorbraun. To date, we have not experienced any difficulty in obtaining adequate sources of supply. Although there can be no assurance that we will continue to be able to obtain adequate sources in the future, Aerobic Life believes that it will be able to do so.

                        Government Regulation

The formulation, manufacturing, packaging, labeling, advertising and distribution of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), the United States Department of Agriculture ("DOA") and the Environmental Protection Agency ("EPA"). The Company's activities are also regulated by various agencies of the states and localities in which the Company's products are sold, including without limitation the California Department of Health Services, Food and Drug branch. The FDA in particular regulates the advertising, labeling and sales of vitamin and mineral supplements and may take regulatory action concerning medical claims, misleading or untruthful advertising, and product safety issues. These regulations include the FDA's Good Manufacturing Practices ("GMP") for foods. Detailed dietary supplement GMPs have been proposed but no regulations have been adopted. Additional dietary supplement regulations were adopted by the FDA pursuant to the implementation of the Dietary Supplement Health and Education Act of 1994. Since the adoption of DSHEA by the FDA, there has been no need to seek any government approval for the sales of products. To the best of our knowledge and ability, all guidelines set forth by DSHEA are followed.

The Company may be subject, from time to time, to additional laws or regulations administered by the FDA or other Federal, State or foreign regulatory authorities, or to revised interpretations of current laws or regulations. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the Company to: reformulate certain products to meet new standards; recall or discontinue certain products not able to be reformulated; expand documentation of the properties of certain products; expand or provide different labeling and scientific substantiation; or, impose additional record keeping requirements. Any or all such requirements could have a material adverse effect on the Company's results of operations and financial position.

Diagnostic has little expenditure in following government regulation since we manufacture our products at larger third party facilities, which bear the burden of almost all the regulation set forth. Aside from manufacturing of products, we spend less than 1% of expenditures toward regulation.

Our research and development expenses over the last two years have been less than $4,000 annually accounting for less than 1% of expenditures.

Sales to our customers are very spread out and there is no reliance on any customer to account for any more than 5% of the gross annual sales.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This registration statement contains statements that are forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "believe" and similar language. These statements involve known and unknown risks, including those resulting from economic and market conditions, the regulatory environment in which we operate, competitive activities, and other business conditions, and are subject to uncertainties and assumptions set forth elsewhere in this registration statement. Our actual results may differ materially from results anticipated in these forward-looking statements. We base our forward-looking statements on information currently available to us, and we assume no obligation to update these statements.

Results Of Operation

Year Ended December 31, 2001 compared to year ended December 31, 2000

For the year ended December 31, 2001, the Company had $585,661 in revenues, and for the year ended December 31, 2000, the Company had $564,070 in revenues.

The net income for the year ended December 31, 2001 was $11,751 compared with a net loss of $80,246 for the year ended December 31, 2000. Since 1986, our sales have averaged $500,000 annually and have fallen as low as $450,000 and risen as high as $850,000+ The sales are very constant and static with little change except for economy reactions by consumers. Since our new management in 1997, we have had our 4th profitable year. This profitability is used to aid our growth and market share. Since we have successfully reorganized and eliminated a majority of our debt, we are in our best financial condition since our inception in 1986.

Liquidity And Capital Resources

For the past three fiscal years, the Company has incurred approximately $585,000 in revenue. The current period operating cash flow of approximately $4,500 was funded primarily by the sales of its products less any selling, general and administrative costs and expenses. Another source of funds come from a principal shareholder who previously aided Diagnostic throughout our reorganization and legal obligations. Don Bankston, who holds 12.08% of our outstanding common stock has loaned money to the Company.

Liquidity for Diagnostic would consist of our database, equipment, and marks held. Other potential liquidity would be the selling off of certain proprietary methods of manufacturing high niche products and disclosure of formulas used, which have not been able to be duplicated to date.

The Company has entered into negotiations with several merger candidates. Discussions are at the preliminary stage and terms have not been determined.

Trends

The trend for the industry's growth has caused the mass market retail grocers and stores to take notice and increase involvement into dietary supplements to include broad sales and manufacturing of privately owned products brands to compete with the long time suppliers found previously in health food based retailers. This new involvement by grocer and drug store retailers has decreased some foot traffic into the health food stores and and created price point sensitive products which consumers are lured into buying and often getting less quality oriented products. This new involvement has created government to look into adding new manufacturing regulations to ensure GMP practices are being implemented. GMP refers to the Good Manuafacturing Practice Regulations declared by the US Food and Drug Administration under the authority of the Federal Food, Drug and Cosmetic Act. These regulations would pertain to our third party manufacturers which are all GMP compliant or implementing and seeking GMP shortly. If GMP practices were not being implemented companies like Diagnostic could be barred from selling products until such practices were met.

There was a post September 11th decrease in sales that affected us negatively until consumers' confidence rose once again, and health concerns of Anthrax infection caused a rise in sales from consumers seeking the best health possible to ward off or aid fighting any chemical terrorism. Seasonal impacts have been constant over time and have little or no effect on annual sales. People seek good health throughout the year. Operations are very measurable and constant.

General Overview

We plan to concentrate on product development, marketing, and customer fulfillment. We intend to solicit more distributors in the U.S. and upon obtaining product liability insurance solicit large health food chains who have wanted to carry our products. Upon reaching the $1,000,000 sales plateau, we hope to recruit field sales representatives to call on distributors, health food stores, and do in-store training or demonstrations with employees and customers.

ITEM 3.   DESCRIPTION OF PROPERTY.

On June 18, 2001, Diagnostic entered into a three year lease agreement with Delta 1998, L.L.C. to utilize office and warehousing space located at 23025 N. 15th Ave., Suite 106, Phoenix, Arizona 85027. The term of lease commences September 15, 2001 through September 14, 2004.

On August 1, 2001, Diagnostic entered into a separate three year lease agreement with Delta 1998, L.L.C. to utilize office space located at 23025 N. 15th Ave., Suite 203, Phoenix, Arizona 85027. The term of the lease commences September 15, 2001 through September 14, 2004.

Since Diagnostic is incorporated in Nevada, it is required to maintain a resident office in that state in which corporate documents are available for inspection. The resident office is located at 777
N.  Rainbow  Blvd., Suite 390, Las Vegas, NV  89107.   No  activities
take place in the resident office. All other activities have been consolidated to the facility described above.

ITEM 4.   SECURITY   OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS   AND
          MANAGEMENT.

The following table sets forth each person known to the Company, as of June 3, 2002, to be a beneficial owner of five percent (5%) or more of the Company's common stock, by the Company's directors individually, and by all of the Company's directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Beneficial ownership of executive officers:

Title of    Name/Address             Shares        Percentage
Class       of Owner                 Beneficially  Ownership
                                     Owned
Common      Annamarie Collins              1,158            *
            c/o Diagnostic
            International
            23025 N. 15th Ave.,
            Suite 203
            Phoenix, AZ 85027

Common      Jason Pratte                       0            *

Common      James Wexler                       0            *

Common      Total ownership of
            officers and directors         1,158            *

Beneficial Owners of 5% or more:

Title of    Name/Address             Shares        Percentage
Class       of Owner                 Beneficially  Ownership
                                     Owned

Common      Don Bankston                 104,208       12.08%
            c/o Diagnostic
            International
            23025 N. 15th Ave.,
            Suite 203
            Phoenix, AZ 85027

Common      Marathon Investment          486,269       56.36%
            President:  Herb Fabian
            6112 Windsong
            Arlington, TX 76001

Common      Quantum, Inc.                 95,555       11.08%
            President: William Lane
            16824 Ave. O/T
            Fountains
            Suite 23B
            Fountain Hills, AZ
            85268

Common      Total owners of 5% or        686,032       79.52%
            more

____________________________

*    Denotes less than 1%

ITEM 5.   DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS,  AND   CONTROL
          PERSONS

The members of the Board of Directors of the Company serve until the next annual meeting of the stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Information as to the directors and executive officers of the Company is as follows:

     Name                     Position
     Jason Pratte             President/Director
     Annamarie Collins        Vice President
     James Wexler             Secretary/Treasurer/Director

              Jason Pratte, President and Board Member

From September 1999 to the present, Mr. Jason Pratte has been an officer and director of Diagnostic International, Inc. d/b/a Aerobic Life Industries, Inc. in Phoenix, Arizona. Mr. Pratte increased profitability and gross sales; reorganized the indebted company into successful merger candidate by eliminating wasteful programs and putting emphasis on core operations development as well as reorganized employee responsibilities for implementation of control measures, liability reduction, and efficiency in job tasks.

From September 1994 to June 1996 Mr. Pratte was employed by the Dallas Cowboys Football Club, Irving, Texas. During his time with Dallas Cowboys, he was promoted through the company ranks in which he held various positions. He initially hired as the Manager of Retail Operations. Mr. Pratte was then promoted to the Manager of Stadium Retail Operations and then promoted to Accounting Controller and finally, he was promoted to Director of Pro Silver Star and Dallas Cowboys Pro Shops. He set up and managed special event sales at Texas Stadium including concerts, and football games. Mr Pratte also developed new sales outlets for retail operations and posted sales records unmatched in the NFL. Additionally, he worked directly with Nike for the introduction of corporate stadium sponsorship.

From June 1991 to September 1994, Mr. Pratte was employed by BECI in Mansfield, Texas, a Commercial construction company where he initially worked on site wiring hospitals with nurse call stations and integrated sound system. While with BECI, Mr. Pratte worked on large manufacturing equipment for Miller Can Company (Division of Miller Beer), wired electrical fire systems for Burlington Northern Railroad at their corporate center in Fort Worth, Texas, and helped replace transformers for NBC at their transmission facility in Cedar Hill, Texas.

          Annamarie Collins, Vice President, Vice President

Since 1995, Ms. Collins has been the Vice President of Operations, where she manages the day-to-day operations of Diagnostic International, Inc. (dba Aerobic Life Industries), which distributes natural health products across the United States as well as internationally. This includes managing accounting, sales, and shipping departments. Ms. Collins helps to maintain a data base of over 10,000 customers, updating records daily via personal computer on a network computer system. She is also responsible for the input of purchase orders, invoices, accounts payable and payroll.

From 1989 through 1995, Ms. Collins was selected from 15 accountants serving the finance arena to supervise a section of the accounting office at the Department of Defense. She provided technical advice and assistance to accounting technicians, finance personnel and the operating agencies serviced by the Defense Accounting Office. Ms. Collins also monitored accounts, the input of funds and how they were spent. The accounts ranged from $50,000 to $50 million.
Additionally, she trained new employees and supervised their progress. Successfully found a way to take discounts never taken before by the Defense Accounting Office and implemented a plan to reduce penalties saving over $50,000 the first year.

        James Wexler, Secretary, Treasurer, and Board Member

From December 2000 to January 2002, Mr. Wexler served as the Chief Operating Officer for Quantum Leap Media, where he managed the day-to-day operations, and was responsible for broad strategic and business planning for the entire company.

From August 1999 to December 2000, Mr. Wexler served and the Chief Operation Officer for PowerClick.com, Inc. There, he managed the business, technology, development, marketing and finances. He also reviewed and managed business and financial planning process, and assisted the CEO with strategic financial planning and negotiating and forming strategic alliances with vendors, investors and advisors.

From January 1999 to August 1999, Mr. Wexler served as President of Seventh Summit Ventures. There, he managed the day-to-day operations. He also represented the company in investor, shareholder, and banking meetings. Mr. Wexler devised and optimized short-term and long-term strategic planning. He also contacted and negotiated with VC firms, investment bankers and private investors.

From May 1998 to January 1999, Mr. Wexler was an Investment Executive for Bear Stearn, Inc. in Private Client Services. He contacted, educated and conducted business with VC firms, investment bankers and private investors, primarily raised money for Bear Stearns offerings and proprietary products.

From May 1994 to May 1998, Mr. James Wexler was an Investment Executive for Morgan Stanley in Private Client Services. He served as an investment broker managing more than $50 million in private client assets.

ITEM 6.   EXECUTIVE COMPENSATION

The following summary Compensation Table sets fourth all cash compensation paid, distributed or accrued for services, rendered in all capacities based on agreements with consulting firms providing for the Company's Management during the fiscal years ended December 31, 2001 and 2000. All other tables required to be reported have been omitted, as there has been no compensation awarded to, earned by or paid to any of the executives of the Company that is required to be reported other than what is stated below.

                     Summary Compensation Table

                Annual compensation       Long term compensation
               ---------------------     ------------------------
                                               Awards             Payouts
                                     ---------------------------  -------------
Name and        Year  Salary   Bonus Other     Restrict  Securit  LTIP    All
Position              ($)      ($)   Annual    ed Stock  ies      Payout  other
                                     Comp.     Awards    underly  s ($)   Comp.
                                     ($)       ($)       ing              ($)
                                                         options
                                                         / SARs
                                                         (#)
Jason Pratte    2000                 $ 69,992
 Enterprises(1) 2001                 $ 77,560

Annamarie       2000  $32,532
Collins         2001  $32,926

(1) Jason Pratte Enterprises is owned by and provides the services of Jason Pratte, Diagnostic's current President.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreement
---------

The Company has an agreement with an entity (owned by a related party) to provide management, and other professional services. The entity, its owner and amounts paid are as follows:

        Entity          Related Party       2001          2000
        ------          -------------       ----          ----
Jason Pratte            Jason Pratte      $ 77,560       $69,992
Enterprises (1)

(1) Jason Pratte, owner of Jason Pratte Enterprises, is an officer and director of the Company.

ITEM 8.   LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

                            Market Price

The Company's common stock is listed on the Pink Sheets under the symbol DIAI. There is currently no trading activity for the Company. The Company's common stock is considered a "penny stock" under the Commission rules.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                               Holders

There are 1180 shareholders of record of the Company's Common Stock.

                              Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

Currently, the issued and outstanding securities of Diagnostic International consist of 862,716 shares of common stock having a par value of $0.001 per share, owned by 1180 shareholders.

The Company underwent a reorganization by filing the Debtor's Plan of Reorganization on October 15, 1997 in the United States Bankruptcy Court for the District of Arizona.

Diagnostic International, Inc. underwent an 11.88:1 reverse split on July 19, 1999.

Pursuant to the Debtor's Modified Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code, as amended (the "Plan"), Diagnostic International, Inc. issued 654,924 shares of common stock, $0.001 par value per share. Bankruptcy Code Section 1145 provides an exemption for these issuances from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act").

On March 16, 2001, Diagnostic International, Inc. removed certain shareholders holding 40,751 shares pursuant to an order of the US Bankruptcy Court, dated September 7, 1999. For audit purposes, these shares were deemed as being removed as of December 31, 1999.

ITEM 11.  DESCRIPTION OF SECURITIES

                            Common Stock

The Company's Articles of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, par value $0.001 per share, of which 862,716 shares are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by the Company from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

                           Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $0.001 par value per share, of which 46,000 shares are issued or outstanding. The shares are all non-assessable.

Management is not aware of any circumstances in which additional shares of any class or series of the Company's stock would be issued to management or promoters, or affiliates or associates of either.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

ITEM 13.  FINANCIAL STATEMENTS.


                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                        FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

                           C O N T E N T S
                                                    PAGE



INDEPENDENT AUDITOR'S REPORT                           2


BALANCE SHEETS                                         3


STATEMENTS OF OPERATIONS                               4


STATEMENT OF STOCKHOLDERS' EQUITY                      5


STATEMENTS OF CASH FLOWS                               6


NOTES TO FINANCIAL STATEMENTS                     7 - 14












                                - 1-



                    INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS OF
DIAGNOSTIC INTERNATIONAL, INC.

We have audited the accompanying balance sheets of Diagnostic International, Inc. (d/b/a Airobic Life Industries, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diagnostic International, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                              MERDINGER, FRUCHTER, ROSEN & CORSO, P.C
                              Certified Public Accountants

Los Angeles, California
March 29, 2002





                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                           BALANCE SHEETS

                                                        December 31,
                                                      ----------------
       ASSETS                                        2001           2000
                                                  ---------      ----------
CURRENT ASSETS
  Cash and cash equivalents                           $   317         $   199
  Accounts receivable, net of allowance
     for doubtful accounts of $-0-                     44,495          24,750
  Inventory                                            62,341          55,287
                                                   ----------       ---------
Total current assets                                  107,153          80,236

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation of $11,627 and $5,985,                  19,040           6,283
respectively
                                                   ----------       ---------
    TOTAL ASSETS                                    $ 126,193        $ 86,519
                                                   ==========       =========
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank overdraft                                    $   2,096        $ 10,430
  Accounts payable and accrued expenses                79,224          48,135
  Accrued interest                                          -           3,640
  Loan payable - Related Party                         10,500               -
  Capital lease obligation - current portion            3,680               -
  Wages payable - pre-petition                              -          13,446
                                                   ----------       ---------
          Total current liabilities                    95,500          75,651

      LONG TERM LIABILITIES
  Capital lease obligation - net of current
   portion                                              8,074               -
                                                   ----------       ---------
        Total long term liabilities                     8,074

  TOTAL LIABILITIES                                   103,574          75,651
                                                   ----------       ---------
Commitments and contingencies (Note4)                       -               -
STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value;
   10,000,000 shares authorized; 46,000 shares
   issued and outstanding                                  46              46
  Common stock, $.001 par value;
   100,000,000 shares authorized; 862,716
   shares issued and outstanding                          863             863
  Additional paid-in capital                           65,477          65,477
  Accumulated deficit                                (43,767)        (55,518)
                                                   ----------       ---------
      Total stockholders' equity                       22,619          10,868
                                                   ----------       ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $  126,193       $  86,519
                                                   ==========       =========

The accompanying notes are an integral part of these financial statements.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                      STATEMENTS OF OPERATIONS

                                                   For the Year Ended
                                                  --------------------
                                                      December 31,
                                                    ----------------
                                                  2001            2000
                                               ----------      ----------
Sales, net                                     $   585,661       $  564,070

Cost of sales                                      144,250          143,223
                                               -----------      -----------
Gross profit                                       441,411          420,847

Selling, general and administrative expense        425,124          511,543
                                               -----------      -----------
Income (Loss) from operations                       16,287         (90,696)

Interest expense                                     4,536            2,300
                                               -----------      -----------
Income (loss) before provision for income
 taxes                                              11,751         (92,996)
                                               -----------      -----------
Income tax benefit                                       -         (12,750)
                                               -----------      -----------
Net income (loss)                               $   11,751       $ (80,246)
                                               ===========      ===========
Net income (loss) per share
 - Basic                                          $   0.01       $   (0.09)
                                               ===========      ===========
 - Diluted                                        $   0.00       $   (0.09)
                                               ===========      ===========



The accompanying notes are an integral part of these financial statements.

                         DIAGNOSTIC INTERNATIONAL, INC.
                       D/B/A AEROBIC LIFE INDUSTRIES, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                              Additional
                                Preferred Stock           Common Stock          Paid-in     Accumulated
                              Shares       Amount      Shares      Amount       Capital       Deficit       Total
                              -------     -------     -------     --------      -------       -------      -------
Balance, January 1, 2000       46,000          $ 46      862,716       $ 863      $ 65,477     $ 24,728     $ 91,114

Net loss                            -             -            -           -             -     (80,246)     (80,246)
                            ---------     ---------    ---------   ---------     ---------    ---------    ---------
Balance, December 31, 2000     46,000            46      862,716         863        65,477     (55,518)       10,868

Net income                          -             -            -           -             -       11,751       11,751
                            ---------     ---------    ---------   ---------     ---------    ---------    ---------
Balance, December 31, 2001     46,000          $ 46      862,716       $ 863      $ 65,477   $( 43,767)     $ 22,619
                            =========     =========    =========   =========     =========    =========    =========

The accompanying notes are an integral part of these financial statements.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                      STATEMENTS OF CASH FLOWS

                                                     For the Year Ended
                                                        December 31,
                                                     -----------------
                                                     2001           2000
                                                   -------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                               $   11,751      $ (80,246)
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities
  Depreciation                                         5,642           1,635
  (Increase) decrease in assets
  Accounts receivable                               (19,745)           4,834
  Inventory                                          (7,054)          16,187
  Prepaid expenses                                         -           2,000
  Increase (decrease) in liabilities
  Accounts payable and accrued expenses               31,089          31,229
  Accrued interest                                   (3,640)         (1,422)
  Wages payable - pre-petition                      (13,446)        (12,750)
                                                 -----------      ----------
Net cash provided by

 (used in) operating activities                        4,597        (38,533)

                                                 -----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions of property and equipment                        -         (4,647)
                                                 -----------      ----------
Net cash used in investing activities                      -         (4,647)

                                                 -----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdraft                                     (8,334)          10,430
  Increase in loan payable - Related Party            10,500               -
  Payments on capital lease obligation               (6,645)               -
                                                 -----------      ----------
Net cash used in financing activities                (4,479)          10,430

                                                 -----------      ----------
NET INCREASE/(DECREASE) IN CASH
 AND CASH EQUIVALENTS                                    118        (32,750)

CASH AND CASH EQUIVALENTS - BEGINNING                    199          32,949
                                                 -----------      ----------
CASH AND CASH EQUIVALENTS - ENDING                   $   317         $   199
                                                 ===========      ==========
CASH PAID DURING THE PERIOD FOR:
Interest expense                                   $   4,536           $   -
                                                 ===========      ==========
Income taxes                                       $       -           $   -
                                                 ===========      ==========

NON-CASH ACTIVITIES:

* During the year ended December 31, 2001, the Company leased equipment under a non-cancelable capital lease in the amount of $18,400.

The accompanying notes are an integral part of these financial statements.
                                - 6 -


                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Nature of Operations and Basis of Presentation
          ----------------------------------------------
          Diagnostic International, Inc., also known as Aerobic Life Industries, Inc. (the "Company"), was incorporated under the laws of the State of Nevada on August 26, 1994. It conducts its operations from facilities located in Phoenix, Arizona. The Company distributes high-end natural health products.

          On October 15, 1997, the Company filed for protection under Chapter 11 of the United States Bankruptcy Code. The order confirming the plan of reorganization was filed with the court on May 25, 1999.

          On  May  25,  1999,  the  Bankruptcy  Court  confirmed  the
          Company's  plan  of  reorganization.   The  confirmed  plan
          provided for the following:

          The Company's pre-petition creditors received equity instruments in varying amounts in full satisfaction of their claims. The Company issued 654,924 units, each consisting of one share of common stock, and three common stock purchase warrants. Common stock outstanding prior to confirmation of the Plan was cancelled. Previous equity owners own approximately 29% of the Company after the reorganization. The Company also formed new entities that were spun off to creditors pursuant to the Plan. These entities had no operations and were created specifically for this purpose.

          The Company also issued 46,000 shares of preferred stock. The Company accounted for the reorganization using fresh start reporting. Accordingly, all assets and liabilities are restated to reflect their reorganization value, which approximates fair value.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Cash Equivalents
          -------------------------
          The   Company   considers  all  highly  liquid  investments
          purchased with original maturities of three months or less to be cash equivalents.

          Inventory
          ---------
          The Company's inventory is valued at the lower of cost or market, determined by the first-in, first-out method.

          Property and Equipment
          ----------------------
          Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the asset's estimated life.

          The costs of maintenance and repairs are charged to expense when incurred; costs of renewals and betterments are capitalized. Upon the sales or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations.

          Long-Lived Assets
          -----------------
          SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted this statement and determined an impairment loss needed to be recognized for applicable assets of continuing operations.

          Fair Value of Financial Instruments
          -----------------------------------
          The carrying value of cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses, and wages payable approximates fair value due to the relatively short maturity of these instruments. The fair value of long-term payables was determined based upon interest rates currently available to the Company for borrowings with similar terms. The fair value of long-term borrowings approximates their carrying amounts as of December 31, 2001 and 2000.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Income Taxes
          ------------
          Income taxes provided for are based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

          Earnings Per Share
          ------------------
          SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings (loss) per share ("Basic EPS") and diluted earnings (loss) per share ("Diluted EPS"). The computation of basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of outstanding common share during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding and all shares held in treasury during the period. The computation of diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses.

          The shares used in the computation of earnings (loss) per share were as follows:

                                         December 31,
                                        ---------------
                                       2001          2000
                                     ---------      ------
                 Basic                 862,716       862,716
                                     =========      ========
                 Diluted             3,496,864       862,716
                                     =========      ========

          Revenue Recognition
          -------------------
          The Company recognizes revenue under the accrual method  of
          accounting.   Revenue  is recorded  upon  shipment  of  the
          Company's products.

          Advertising Costs
          -----------------
          Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising, if any, are capitalized and amortized over the period during which future benefits are expected to be received. The Company had no direct-response advertising during the periods presented.

          Advertising   expense  included  in   the   statements   of
          operations for the periods ended December 31, 2001 and 2000 is $23,751 and $26,742, respectively.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Segment Disclosure
          ------------------
          SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" changes the way public companies report information about segments. SFAS No. 131, which is based on the selected segment information, requires quarterly and entity-wide disclosures about products, services, major customers, and the material countries in which the entity holds assets and reports revenues. The Company operates in one business segment as of December 31, 2001.

          Recent Accounting Pronouncements
          --------------------------------
          On June 29, 2001, SFAS No. 141, "Business Combinations," was approved by the FASB. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary.

          The Company is required to implement SFAS No. 141 on January 1, 2002 and it has not determined the impact, if any, that this statement will have on its financial position or results of operations.

          On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002 and it has not determined the impact, if any, that this statement will have on its financial position or results of operations.

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligation". SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligation and the liability will be recorded at fair value. The effect of adoption of this standard on Company's results of operations and financial positions is being evaluated.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Recent Accounting Pronouncements (continued)
          --------------------------------------------
          In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." The effect of adoption of this standard on Company's results of operations and financial positions is being evaluated.

NOTE 2 - INVENTORY

          Inventory is summarized as follows as of:

                                         December 31,
                                         ------------
                                     2001            2000
                                    -------        ---------
          Raw material             $   28,390        $   32,006
          Finished goods               33,951            23,281
                                  -----------       -----------
          Total inventory          $   62,341        $   55,287
                                  ===========       ===========

          As of December 31, 2001 and 2000, no inventory reserve is needed.

NOTE 3 - PROPERTY AND EQUIPMENT

          Property and equipment consists of the following:

                                                 December 31,
                                                 ------------
                                              2001         2000
                                            --------     ---------
          Furniture and equipment          $  30,667        $ 12,268
          Less:  Accumulated depreciation   (11,627)         (5,985)
                                           ---------       ---------
          Property and equipment, net      $  19,040        $  6,283
                                           =========       =========

          Depreciation   expense  included  in  the   statements   of
          operations for the periods ended December 31, 2001 and 2000 is $5,642 and $1,635, respectively.

NOTE 4 -  RELATED PARTY TRANSACTIONS

          The loan payable - related party is unsecured and payable upon demand. The loan was for operational capital purposes.

          During the year ended December 31, 2001 and 2000, the Company made payments to Jason Pratte Enterprises in the amounts of $77,560 and $69,992, respectively, for consulting services.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

NOTE 5 -  COMMITMENTS AND CONTINGENCIES

          The Company has certain minimum obligations under non-cancelable leases expiring on various dates through 2004 for facilities and equipment.

          The Company's future minimum annual aggregate rental payments required under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:



                                             Operating      Capital
                                               Leases       Leases
                                             ----------   ----------
           2002                                 $37,368        $4,328
           2003                                  37,368         4,328
           2004                                  28,026         4,328
           2005                                       -             -
           2006 and thereafter                        -             -
                                             ----------     ---------
           Total Minimum Lease Payments        $102,762        12,984
                                             ==========
           Less: Amounts Representing
            Interest                                          (1,230)
           Present Value of Future Minimum                  ---------
             Lease Payments                                    11,754
           Less:  Current Maturities                          (3,680)
                                                            ---------
             Total Long term Maturities                        $8,074
                                                            =========


          Rent expense under operating leases for the year ended December 31, 2001 and 2000 was $28,055 and $26,742, respectively.

          Fixed assets under a capital lease at December 31, 2001, were $18,400, with related accumulated depreciation of $3,680.

NOTE 6 - INCOME TAXES

          The components of the provision for income taxes are as follows:

                                        December 31,
                                        -----------
                                    2001           2000
                                 -----------     --------
          Current Tax Expense
              U.S. Federal           $     -      $ (12,750)
              State and Local              -               -
                                   ---------      ----------
            Total Current                  -        (12,750)

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

NOTE 6 - INCOME TAXES (Continued)

                                               December 31,
                                             ---------------
                                            2001          2000
            Deferred Tax Expense
              U.S. Federal               (        )               -
              State and Local            (        )               -
                                        -----------      ----------
            Total Deferred               (        )               -
                                        -----------      ----------
            Total Tax Provision
             (Benefit)                        $   -      $ (12,750)
                                        ===========      ==========

          The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:

          Federal Income Tax Rate                 34.0%        34.0%
          Effect of Net Operating Loss          (34.0)%      (34.0)%
          Carryback
                                              ---------     --------
            Effective Income Tax Rate              0.0%         0.0%
                                              =========     ========

          At  December  31,  2001  and  2000,  the  Company  had  net
          carryforward losses of approximately $43,700 and $55,500, respectively. Because of the current uncertainty of realizing the benefits of the tax carryforward, a valuation allowance equal to the tax benefits for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period. Net operating losses are subject to change of control limitations.

          Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

             Deferred Tax Assets
               Loss Carryforwards              $  14,881

               Less: Valuation Allowance        (14,881)
                                              ----------
               Net Deferred Tax Assets         $       -
                                              ==========

          Net  operating loss carryforwards expire starting  in  2009 through 2020.

                   DIAGNOSTIC INTERNATIONAL, INC.
                 D/B/A AEROBIC LIFE INDUSTRIES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 2001 AND 2000

NOTE 7 - STOCKHOLDERS' EQUITY

          Common Stock
          ------------
          The aggregate number of shares of common stock that the Company has authority to issue is 100,000,000 shares at a par value of $0.001. As of December 31, 2001 and 2000, 862,716 shares were issues and outstanding. As described in Note 1 to the financial statements, these shares were issues to settle all liabilities and emerge from Chapter 11 Bankruptcy. All previously issued shares of the Company's common stock were cancelled.

          Convertible Preferred Stock
          ---------------------------
          The aggregate number of shares of convertible preferred stock that the Company has authority to issue is 10,000,000 shares at a par value of $0.001. The Company, as of December 31, 2001 and 2000, had issued 46,000 shares of its redeemable convertible preferred stock. Each share is valued at $1.00 and entitles the holder to one vote. The holders of the preferred stock shall receive 5% annually of the aggregate face value of the shares. The holders have the option of converting their preferred shares into shares of common stock on a basis of one share of common stock for each share of preferred. The preferred stock is redeemable by the Company for a period of five years, commencing May 24, 1999, at 125% of face value. Any interest earned and not paid will be paid at redemption.

          Stock Warrants
          --------------
          The Company also issued three common stock purchase warrants. Each warrant issuance consisted of 862,716 units. The first warrant is exercisable at a price of 50% of the preceding thirty-day average bid and expires April 19, 2002; the second warrant is exercisable at a price of 60% of the preceding thirty-day average bid and expires April 19, 2003; the third warrant is exercisable at a price of 75% of the preceding thirty-day average bid and expires April 19, 2004. Each warrant is callable by the Company at any time.

NOTE 8 -  SUBSEQUENT EVENTS

          As of April 19, 2002, 862,716 warrants expired unexercised.

                   DIAGNOSTIC INTERNATIONAL, INC.
                  FINANCIAL STATEMENTS (UNAUDITED)
                           MARCH 31, 2002





       C O N T E N T S


                                                            PAGE



BALANCE SHEETS                                                 2


STATEMENTS OF OPERATIONS (UNAUDITED)                           3


STATEMENT OF STOCKHOLDERS' EQUITY                              4


STATEMENTS OF CASH FLOWS (UNAUDITED)                           5


NOTES TO FINANCIAL STATEMENTS (UNAUDITED)                6  - 12

                   DIAGNOSTIC INTERNATIONAL, INC.
                           BALANCE SHEETS



                                                   March 31    December 31,
                                                     2002          2001
                                                  ----------   ------------
                                                                     -
                                                 (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                         $   1,777      $     317
  Accounts receivable, net of allowance for
   doubtful accounts of $-0-                           40,057         44,495
  Inventory                                            64,941         62,341
                                                   ----------     ----------
Total current assets                                  106,775        107,153

PROPERTY AND EQUIPMENT, net of accumulated
 depreciation of $13,038 and $11,627                   17,630         19,040
                                                   ----------     ----------
    TOTAL ASSETS                                    $ 124,405      $ 126,193
                                                   ==========     ==========
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank overdraft                                    $       -      $   2,096
  Loan payable - related party                         10,500         10,500
  Accounts payable and accrued expenses                45,926         79,224
  Capital lease obligation - current portion            4,327          3,680
                                                   ----------     ----------
      Total current liabilities                        60,753         95,500

   Note payable - related party                        20,000              -
   Capital lease obligation - net of current            6,533          8,074
portion
                                                   ----------     ----------
  TOTAL LIABILITIES                                    87,286        103,574
                                                   ----------     ----------
STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value;
   10,000,000 shares authorized; 46,000 shares
   issued and outstanding                                  46             46
  Common stock, $.001 par value;
   100,000,000 shares authorized; 862,716
   shares issued and outstanding                          863            863
  Additional paid-in capital                           65,477         65,477
  Accumulated deficit                                (29,267)       (43,767)
                                                   ----------     ----------
      Total stockholders' equity                       37,119         22,619
                                                   ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 124,405      $ 126,193
                                                   ==========     ==========

The accompanying notes are an integral part of these financial statements.

                   DIAGNOSTIC INTERNATIONAL, INC.
                      STATEMENTS OF OPERATIONS
                             (UNAUDITED)

                                                     For the Three Months Ended
                                                      March 31,
                                                   ---------------
                                                 2002           2001
                                               --------       --------
Sales, net                                    $ 139,346         $ 152,474

Cost of sales                                    30,967            33,545
                                             ----------        ----------
Gross profit                                    108,379           118,929

Selling, general and
 administrative expense                          93,879           153,140
                                             ----------        ----------

Income/(Loss) before provision for income        14,500         ( 34,211)
taxes

Provision for income taxes                            -                 -
                                             ----------        ----------
Net income/(loss)                              $ 14,500         $(34,211)
                                             ==========        ==========
Income/(Loss) per share
 - basic                                          $0.00           $(0.04)
                                             ==========        ==========
 - diluted                                        $0.00           $(0.04)
                                             ==========        ==========









The accompanying notes are an integral part of these financial statements.

                         DIAGNOSTIC INTERNATIONAL, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                     Preferred Stock           Common Stock       Additional
                                       -----------             ------------         Paid-in    Accumulated
                                    Shares      Amount      Shares     Amount       Capital      Deficit       Total
                                    ------       ----       -----       ----        -------       ------       ------
Balance, December 31, 2000           46,000         $ 46     862,716       $ 863    $ 65,477    $(55,518)       $10,868

Net income                                -            -           -           -           -       11,751        11,751
                                   --------        -----    --------       -----    --------    ---------      --------
Balance, December 31, 2001           46,000           46     862,716         863      65,477     (43,767)        22,619

Net income (unaudited)                    -            -           -           -           -       14,500        14,500
                                   --------        -----    --------       -----    --------    ---------      --------
Balance, March 31, 2002
 (unaudited)                         46,000         $ 46     862,716       $ 863    $ 65,477    $(29,267)       $37,119
                                   ========        =====    ========       =====    ========    =========      ========











The accompanying notes are an integral part of these financial statements.

               DIAGNOSTIC INTERNATIONAL, INC.
                  STATEMENTS OF CASH FLOWS
                         (UNAUDITED)



                                                 For the Three Months Ended
                                                         March 31,
                                                      -------------
                                                      2002           2001
                                                    ------        -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                $ 14,500        $(34,211)
  Adjustments to reconcile net income
(loss)
   to net cash (used in) provided by
   operating activities
    Depreciation                                      1,411            1,772
  (Increase) decrease in assets                     (6,469)                -
    Accounts receivable                               4,438         (14,234)
    Inventory                                       (2,600)          (1,791)
    Prepaid expenses                                      -
  Increase (decrease) in liabilities
    Wages payable - pre-petition                                    (13,446)
    Accounts payable and accrued expenses          (26,829)           87,955
                                                 ----------       ----------
Net cash (used in) provided by
 operating activities                              (15,549)           26,045
                                                 ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdraft                                    (2,096)         (10,430)
  Payments on capital lease                           (895)          (4,051)
  Increase in note payable - related party           20,000                -
                                                 ----------       ----------
Net cash provided by (used in)
 financing activities                                17,009         (14,481)
                                                 ----------       ----------
NET INCREASE IN CASH
 AND CASH EQUIVALENTS                                 1,460           11,564

CASH AND CASH EQUIVALENTS - BEGINNING                   317              199
                                                 ----------       ----------
CASH AND CASH EQUIVALENTS - ENDING                 $  1,777         $ 11,763
                                                 ==========       ==========

CASH PAID DURING THE PERIOD FOR:
Interest expense                                   $    188         $      -
                                                 ==========       ==========
Income taxes                                       $      -         $      -
                                                 ==========       ==========


The accompanying notes are an integral part of these financial statements.

               DIAGNOSTIC INTERNATIONAL, INC.
                NOTES TO FINANCIAL STATEMENTS
                       MARCH 31, 2002
                         (UNAUDITED)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Nature of Operations and Basis of Presentation
          ----------------------------------------------
          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.

          For further information, refer to the financial statements and footnotes included in Form 10-KSB for the year ended December 31, 2001.

          Diagnostic International, Inc., also known as Aerobic Life Industries, Inc. (the "Company"), was incorporated under the laws of the State of Nevada on August 26, 1994. It conducts its operations from facilities located in Phoenix, Arizona. The Company distributes high-end natural health products.

          Use of Estimates
          ----------------
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Cash Equivalents
          -------------------------
          The    Company   considers   all   highly   liquid
          investments purchased with original maturities of three months or less to be cash equivalents.

          Inventory
          ---------
          The Company's inventory is valued at the lower of cost or market, determined by the first-in, first-out method.

          Property and Equipment
          ----------------------
          Property   and  equipment  is  stated   at   cost.
          Depreciation  and amortization is  computed  using
          the   straight-line  method   over   the   asset's
          estimated life.

               DIAGNOSTIC INTERNATIONAL, INC.
                NOTES TO FINANCIAL STATEMENTS
                       MARCH 31, 2002
                         (UNAUDITED)

NOTE 1 - SUMMARY    OF   SIGNIFICANT   ACCOUNTING   POLICIES
          (Continued)

          Property and Equipment (continued)
          ----------------------------------
          The costs of maintenance and repairs are charged to expense when incurred; costs of renewals and betterments are capitalized. Upon the sales or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations.

          Fair Value of Financial Instruments
          -----------------------------------
          The carrying value of cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses, and payroll taxes payable approximates fair value due to the relatively short maturity of these instruments. The fair value of long-term payables was determined based upon interest rates currently available to the Company for borrowings with similar terms. The fair value of long-term borrowings approximates their carrying amounts as of March 31, 2002 and December 31, 2001.

          Income Taxes
          ------------
          Income  taxes  are  provided  for  based  on   the
          liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

          Earnings Per Share
          ------------------
          SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings (loss) per share ("Basic EPS") and diluted earnings (loss) per share ("Diluted EPS"). The computation of basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of outstanding common share during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding and all shares held in treasury during the period. The computation of diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses.

          The  shares  used in the computation  of  earnings
          (loss) per share were as follows:

                                      March 31,
                                    -------------
                                 2002            2001
                                -------       ---------
          Basic                   862,716          862,716
                                =========        =========
          Diluted               3,496,864          862,716
                                =========        =========

          Revenue Recognition
          -------------------
          The Company recognizes revenue under the accrual method of accounting. Revenue is recorded upon shipment of the Company's products.

               DIAGNOSTIC INTERNATIONAL, INC.
                NOTES TO FINANCIAL STATEMENTS
                       MARCH 31, 2002
                         (UNAUDITED)

NOTE 1 - SUMMARY    OF   SIGNIFICANT   ACCOUNTING   POLICIES
          (Continued)

          Advertising Costs
          -----------------
          Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising, if any, are capitalized and amortized over the period during which future benefits are expected to be received. The Company had no direct-response advertising during the periods presented.

          Advertising expense included in the statements  of
          operations  for the periods ended March  31,  2002
          and 2001 is $1,092 and $325, respectively.

          Segment Disclosure
          ------------------
          SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," changes the way public companies report information about segments. SFAS No. 131, which is based on the selected segment information, requires quarterly and entity-wide disclosures about products, services, major customers, and the material countries in which the entity holds assets and reports revenues. The Company operates in one business segment as of March 31, 2002.

          Recent Accounting Pronouncements
          --------------------------------
          On June 29, 2001, SFAS No. 141, "Business Combinations," was approved by the FASB. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company implemented SFAS No. 141 on January 1, 2002.

          On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by the
          FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company implemented SFAS No. 142 on January 1, 2002.

          In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligation and the liability will be recorded at fair value. The effect of adoption of this standard on our results of operations and financial positions is being evaluated.

               DIAGNOSTIC INTERNATIONAL, INC.
                NOTES TO FINANCIAL STATEMENTS
                       MARCH 31, 2002
                         (UNAUDITED)

NOTE 1 - SUMMARY    OF   SIGNIFICANT   ACCOUNTING   POLICIES
          (Continued)

          Recent Accounting Pronouncements (continued)
          --------------------------------------------
          In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." The company implemented SFAS No. 144 on January 1, 2002.

NOTE 2 - INVENTORY

          Inventory is summarized as follows as of:

                                March 31,   December 31,
                                  2002          2001
                                ---------    ----------
          Raw material           $30,879          $28,390
          Finished goods          34,062           33,951
                                --------         --------
          Total inventory        $64,941          $62,341
                                ========         ========

          As of March 31, 2002 and December 31, 2001, no inventory reserve is needed.

NOTE 3 - PROPERTY AND EQUIPMENT

          Property and equipment consists of the following:

                                     March 31,    December 31,
                                        2002          2001
                                       ------        -------
         Furniture and equipment      $30,668           $30,667
         Accumulated depreciation    (13,038)          (11,627)
                                    ---------         ---------
                                      $17,630           $19,040
                                    =========         =========

          Depreciation expense included in the statement of operations for the three months ended March 31, 2002 and the year ended December 31, 2001 was $1,411 and $5,642, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

          As of March 31, 2002 and December 31, 2001, the Company had a loan payable to a shareholder totaling $10,500. The loan is unsecured and is payable upon demand. The loan was for operational capital purposes.

               DIAGNOSTIC INTERNATIONAL, INC.
                NOTES TO FINANCIAL STATEMENTS
                       MARCH 31, 2002
                         (UNAUDITED)

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

          As of March 31, 2002, the Company had a note payable from a shareholder totaling $20,000. The note bears interest at 10% per annum, with a maturity date of January 1, 2006. The first payment is due January 1, 2003 totaling $645, including interest. The funds received pursuant to this note were used to settle legal unpaid invoices as of December 31, 2001, totaling $26,469. The settlement amount was $20,000 and forgiveness of debt totaling $6,469 was recognized in the Company's statement of operations.

          The long-term maturities of the debt are as follow:

              December 31,
              ------------
          2002                        $  5,490
          2003                           6,590
          2004                           7,280
          2005                             640
                                   -----------
                                      $ 20,000
                                   ===========

          During  the three months ended March 31, 2002  and
          2001,  the  Company made payments to Jason  Pratte
          Enterprises   totaling   $19,924   and    $17,844,
          respectively, for consulting services.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

          The Company has certain minimum obligations under non-cancelable leases expiring on various dates through 2004 for facilities and equipment.

          As of March 31, 2002, the Company's future minimum annual aggregate rental payments required under operating and capital leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                                             Operating     Capital
                                               Leases       Leases
                                              -------     ---------
          2003                                 $37,368        $4,327
          2004                                  37,368         4,327
          2005                                       -         3,246
                                             ---------      --------
          Total Minimum Lease Payments         $74,736        11,900
                                             =========
          Less: Amounts Representing
            Interest                                         (1,040)
          Present Value of Future Minimum                   --------
            Lease Payments                                    10,860
          Less:  Current Maturities                          (4,327)
                                                            --------
            Total                                             $6,533
                                                            ========

          Rent  expense under operating leases for the three
          months  ended March 31, 2002 and 2001 was  $10,181
          and $9,400, respectively.

               DIAGNOSTIC INTERNATIONAL, INC.
                NOTES TO FINANCIAL STATEMENTS
                       MARCH 31, 2002
                         (UNAUDITED)



NOTE 6 -STOCKHOLDERS' EQUITY (Continued)

          Common Stock
          ------------
          The aggregate number of shares of common stock that the Company has authority to issue is 10,000,000 shares at a par value of $0.01. As of March 31, 2002 and December 31, 2001, 862,716
          shares were issues and outstanding. As described in Note 1 to the financial statements, these shares were issues to settle all liabilities and emerge from Chapter 11 Bankruptcy. All previously issued shares of the Company's common stock were cancelled.

          Convertible Preferred Stock
          ---------------------------
          The aggregate number of shares of convertible preferred stock that the Company has authority to issue is 100,000,000 shares. The Company, as of March 31, 2002 and December 31, 2001, had issued 46,000 shares of its redeemable convertible preferred stock. Each share is valued at $1.00 and entitles the holder to one vote. The holders of the preferred stock shall receive 5% annually of the aggregate face value of the shares. The holders have the option of converting their preferred shares into shares of common stock on a basis of one share of common stock for each share of preferred. The preferred stock is redeemable by the Company for a period of five years, commencing May 24, 1999, at 125% of face value. Any interest earned and not paid will be paid at redemption.

          Stock Warrants
          --------------
          The Company also issued three common stock purchase warrants. Each warrant issuance consisted of 862,716 units. The first warrant is exercisable at a price of 50% of the preceding thirty-day average bid and expires April 19, 2002; the second warrant is exercisable at a price of 60% of the preceding thirty-day average bid and expires April 19, 2003; the third warrant is exercisable at a price of 75% of the preceding thirty-day average bid and expires April 19, 2004. Each warrant is callable by the Company at any time.


NOTE 7 - SUBSEQUENT EVENTS.

          As of April 19, 2002, 862,716 warrants expired unexercised.

ITEM 14.  CHANGES  IN AND DISAGREEMENTS WITH ACCOUNTANTS  ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable

ITEM 15.  INDEX TO EXHIBITS.

EXHIBITS

          2.1     Plan of Reorganization

          2.2     Global Settlement Agreement

          2.3     Court Order re: Plan of Reorganization

          3.1     Articles of Incorporation

          3.1a    Certificate   of  Amendment  to  Articles   of
                  Incorporation

          3.2     By-Laws

          10.1 Lease Agreement for office and warehouse space

          10.2    Lease Agreement for office space

                         SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Diagnostic International, Inc.


                           By: /s/ Jason Pratte
                              Jason Pratte, President